Exhibit No. 99.32

                             SECURED PROMISSORY NOTE

$1,600,000.00                                                  Racine, Wisconsin
                                                               February 16, 2005

     Johnson Bank, as trustee of the H. Fisk Johnson Third Party Gift and Inheritance Trust ("Borrower"), hereby promises to pay to the order of Imogene
P. Johnson and Johnson Bank, as trustees of the Samuel C. Johnson 1988 Trust Number One ("Lender"), on the "maturity date" (defined below) the principal sum of One Million Six Hundred Thousand Dollars ($1,600,000.00), together with interest on the unpaid principal balance from time to time outstanding at the rate of 4.72% per annum until the day preceding the maturity date. Interest and principal is due and payable annually on December 31st of each year in accordance with the attached repayment schedule, with a final payment in an amount necessary to pay all principal and interest then outstanding on December 31, 2019 (the "maturity date"). Interest shall accrue on any interest or principal which remains unpaid after 15 days from its due date at the applicable federal rate under Internal Revenue Code Section 1274(d) in effect on such due date.

     To secure payment of this Note, Borrower has pledged to Lender Borrower's interest in and to the following interests in Johnson Outdoors, Inc, a Wisconsin corporation, and all proceeds thereof: 61,988 Class A shares, 6,250 Class B shares and 11,762 Class B voting trust certificates ("Collateral"). Borrower warrants that, while any obligation under this Note remains outstanding, Borrower will (i) refrain from additional borrowing or making of any loan without the approval of the Lender and (ii) keep the Collateral free and clear of all other liens, encumbrances and security interests. In the event of default under this Note, the Lender may take possession of the Collateral without notice or hearing.

     Borrower may prepay any part or all of the principal amount of this note at any time and from time to time without penalty, provided that any such prepayment must be accompanied by a payment of the interest accrued to the date of the prepayment on the principal amount which is being prepaid.

     All payments made hereunder, including any prepayments, will be deemed to have been made on the date of receipt by Lender. All payments must be made to Lender at 555 Main Street, Suite 260, Racine, Wisconsin 53403, or at another place designated by Lender in a written notice to Borrower.

     The internal laws of the State of Wisconsin govern and control the construction, enforceability, validity and interpretation of this note.

     The parties hereto waive presentment for payment, notice of dishonor, protest and notice of protest.


     IN WITNESS WHEREOF, Borrower has signed and delivered this Note as of the date first above written.

                                       H. FISK JOHNSON THIRD PARTY GIFT
                                       AND INHERITANCE TRUST

                                       JOHNSON BANK, trustee

                                       /s/ Brian L. Lucareli
                                       -----------------------------------------
                                       Brian L. Lucareli, Senior Vice President